Exhibit 99.3

NAAS TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NAAS)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on October 10, 2025

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the Annual General Meeting of the Company (the “AGM”) to be held at Conference Room 5, 2/F Arcadia International Hotel, No. 83 Xiangyun Road, Developing Area, Langfang City, Hebei Province, The People’s Republic of China, on October 10, 2025 at 3:00 PM (Beijing time), and at any adjourned or postponed meeting thereof.

Holders of record of our ordinary shares at the close of business on September 9, 2025 (Cayman Islands time) (the “Record Date”) are entitled to attend the AGM and any adjournment or postponement thereof in person.

To be valid, this Form of Proxy must be completed, signed, and returned to the Company’s offices (to the attention of: Investors Relationship Department, (010) 8551 0808, Newlink Center, Area G, Building 7, Huitong Times Square, No. 1 Yaojiayuan South Road, Chaoyang District, Beijing), as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

NAAS TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NAAS)

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FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on October 10, 2025

(or any adjourned or postponed meeting thereof)

I/We, _____________________, of __________________________________________, the undersigned, being the registered holder of _____________ Class A ordinary shares, par value US$0.01 per share, _____________ Class B ordinary shares, par value US$0.01 per share, _____________ Class C ordinary shares, par value US$0.01 per share, and _____________ Class D ordinary shares, par value US$0.01 per share of NaaS Technology Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Conference Room 5, 2/F Arcadia International Hotel, No. 83 Xiangyun Road, Developing Area, Langfang City, Hebei Province, The People’s Republic of China (or at any adjourned or postponed meeting thereof),and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note)	AGAINST (Note)	ABSTAIN (Note)
1.

As an ordinary resolution:

THAT the Company’s authorized share capital be varied and increased by (x) the increase of additional US$420,000,000 authorized capital, (y) the creation of an additional 40,000,000,000 Class A ordinary shares of a par value of US$0.01 each and (z) the creation of 2,000,000,000 additional shares as such class or series (however designated) as the board of directors of the Company may determine in accordance with the Company’s Memorandum and Articles of Association then in effect, such that following such increase and variation, the authorized share capital of the Company shall be US$520,000,000, divided into 52,000,000,000 shares comprising (i) 48,100,000,000 Class A Ordinary Shares of a par value of US$0.01 each, (ii) 300,000,000 Class B Ordinary Shares of a par value of US$0.01 each, (iii) 1,400,000,000 Class C Ordinary Shares of a par value of US$0.01 each, (iv) 16,000,000 Class D Ordinary Shares of a par value of US$0.01 each, and (v) 2,184,000,000 shares as such Class or series (however designated) as the board of directors of the Company may determine in accordance with the Company’s Memorandum and Articles of Association then in effect (the “Increase of Share Capital”).

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2.

As a special resolution:

THAT the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A to reflect the Increase of Share Capital.

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	PROPOSALS	FOR (Note)	AGAINST (Note)	ABSTAIN (Note)
3.

As a special resolution:

THAT, subject to confirmation by the Grand Court of the Cayman Islands, the par value of each authorized share in the capital of the Company (including all issued shares) be amended from US$0.01 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$52,000, divided into 52,000,000,000 shares comprising (i) 48,100,000,000 Class A Ordinary Shares of a par value of US$0.000001 each, (ii) 300,000,000 Class B Ordinary Shares of a par value of US$0.000001 each, (iii) 1,400,000,000 Class C Ordinary Shares of a par value of US$0.000001 each, (iv) 16,000,000 Class D Ordinary Shares of a par value of US$0.000001 each, and (v) 2,184,000,000 shares as such Class or series (however designated) as the Directors may determine in accordance with the Company’s Memorandum and Articles of Association then in effect.

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4.

As a special resolution:

THAT conditional upon and with immediate effect when the Grand Court of the Cayman Islands confirms the Share Capital Reduction, the Company’s Third Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit B to reflect the Share Capital Reduction.

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5.

As an ordinary resolution:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

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Dated ____________________, 202_

Signature(s) ____________________

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